Exhibit D-3

The Commonwealth of Massachusetts

DEPARTMENT OF

TELECOMMUNICATIONS AND ENERGY

November 27, 2002

D.T.E. 02-54

Investigation by the Department of Telecommunications and Energy into the
Petition of KeySpan Energy Delivery New England for approval of Gas Sales
Agreements with EnCana Corporation.

APPEARANCES:                               Thomas P. O'Neill, Esquire
                                           KeySpan Energy Delivery New England
                                           One Beacon Street
                                           Boston, MA 02108
                                           For:  KeySpan Energy Delivery New
                                                 England Petitioner

                                           Matthew Morais, Esquire
                                           Division of Energy Resources
                                           70 Franklin Street, 7th Floor
                                           Boston, MA 02110-1313
                                           For:  Division of Energy Resources
                                                 Intervenor
D.T.E. 02-54

I.    INTRODUCTION

         On September 18, 2002, KeySpan Energy Delivery New England1 (“KeySpan” or “Company”), pursuant to G.L.C 164, §§ 93 and 94A, submitted for approval by the Department of Telecommunications and Energy (“Department”) Gas Sales Agreements (“Sales Agreements”) that the Company executed with EnCana Corporation (“EnCana” ),2 an Agency Agreement (“Agency Agreement”), and a Management Services Agreement (“Management Services Agreement”) that the Company executed with Northeast Gas Markets LLC (“NEGM”). The Sales Agreements, dated August 7, 2002, replace a supply contract between KeySpan and Boundary Gas, Incorporated (“Boundary”)3dated March 7, 1991, which expires January 15, 2003. The Agency and Management Services Agreements, dated August 7, 2002, require NEGM to perform the necessary solicitation of bids to replace the expiring Boundary contract as well as to perform service functions in connection with the dispatch and other operational functions associated with the Sales Agreements. This case has been docketed as D.T.E. 02-54.

         On October 24, 2002, pursuant to notice duly issued, the Department conducted a public hearing to afford interested persons the opportunity to comment on KeySpan’s proposal. The Department granted the Petition to Intervene of the Division of Energy Resources (“DOER”). On November 6, 2002, the Department held an evidentiary hearing. KeySpan presented the testimony of Elizabeth Danehy. The evidentiary record consists of thirty-seven (37) exhibits, consisting primarily of KeySpan’s responses to information and record requests. On November 8, 2002, DOER filed its Brief. On November 13, 2002, KeySpan filed its Brief.

II.    DESCRIPTION OF PROPOSED AGREEMENTS

A.    Sales Agreements

         The Sales Agreements executed with EnCana are the result of a competitive solicitation pursued by KeySpan and several other local distribution companies (“LDCs”) in the northeast4 on a coordinated basis (collectively, “the Boundary Renewal Working Group” or “Working Group”) to replace a supply contract with Boundary dated March 7, 1991, which expires on January 15, 2003 (Exh. KeySpan-1, at 4-7). The Sales Agreements entitle KeySpan to receive, on a firm basis, 12,419 dekatherms (“Dth”) per day5 at the Canadian-US border near Niagara for transportation to Boston Gas Company and Essex Gas Company citygates. (id. at 6). The Sales Agreements have an initial term commencing on January 15, 2003 and ending on February 1, 2004 (id. at 6).

         The Sales Agreements include pricing provisions of gas deliveries which will be at the “Monthly Contract Index” as set forth in the Gas Daily Price Guide for deliveries at Niagara in the applicable month, plus a charge per Dth as specified in the Sales Agreements (Exh. KeySpan-1, at 6). KeySpan states that because the Company’s current supply contract with Boundary gas terminates in the middle of the month (i.e., January 15, 2003) it was necessary for the Company to secure a separate pricing provision for the period from January 15, 2003 to February 1, 2003 (id.).
1KeySpan is comprised of Boston Gas Company, Essex Gas Company, and Colonial Gas Company.

2EnCana Corporation is a Canadian Corporation, with principal offices in Calgary, Alberta (Exh. KeySpan-2, at 1). EnCana Corporation was formed from the merger of PanCanadian Energy, the parent company of PanCanadian Energy Services and AEC Oil & Gas Company (Exh. KeySpan-1, at 15).

3Boundary is a consortium of northeastern U.S. local distribution companies formed in 1980 to facilitate the procurement of natural gas supplies to meet market growth (Exh. KeySpan-l, at 2-3).

4The other LDCs include Bay State Gas Company; Berkshire Gas Company; The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York; EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England; KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island; and Northern Utilities, Inc. (Exh. KeySpan-4, at 1).

5 This amount is the total number of Dth/day under both the Boston Gas agreement of 10,758 Dth/day and Essex Gas agreement for 1,661 Dth/day (Exh. KeySpan-1 at 6).

         According to the Company, the Sales Agreements are consistent with the public interest because they contribute to a least-cost resource portfolio and replace requirement on the current Boundary agreements to meet sendout requirements (Exh. KeySpan-1, at 2). According to the Company, the agreements are consistent with the Company’s portfolio objectives, which include the provision of reliable, least-cost service under normal and design conditions.

         The Company explains that the Sales Agreements with EnCana provide gas supplies to replace volumes under contract from Boundary (Exh. KeySpan-1, at 2). These Boundary supply volumes have been included in the expected available resources to meet firm sendout requirements in the Company’s pending Long Range Resource and Requirements Supply Plan (Exh. KeySpan-1, at 7, 8, and at 108; table g-22D; KeySpan Energy Delivery New England, D.T.E. 01-105 (pending).

B.    Agency Agreement

         KeySpan has entered into an Agency Agreement with the Northeast Gas Markets LLC (“NEGM”) which will expire on January 14, 2003 (Exh. KeySpan-l, at 18). Under the Agency Agreement, NEGM will act on KeySpan’s behalf as the administrative agent for all purposes under and with respect to the Company’s Sales Agreements with EnCana (id.). NEGM will: (1) submit nominations to EnCana; (2) receive invoices and make payments on behalf of KeySpan; (3) declare, or receive notice of, force majeure on behalf of KeySpan; and (4) execute all other necessary actions related to the Sales Agreements, including the preparation and filing of U.S. Customs forms and payments and other operational reports as may be required by relevant regulatory agencies (id. at 17-18).

         The Agency Agreement becomes effective on the date on which the Company’s Sales Agreements will become effective (i.e., January 15, 2003) and shall continue in full force and effect until the termination of the Sales Agreements (Exh. KeySpan-4, at 6). However, KeySpan has the right to terminate the Agreement under specified conditions (id.). The Agency Agreement can also be renewed (id. at 6-7).

C.    Management Services Agreement

         KeySpan entered into a Management Services Agreement with the NEGM on August 7, 2002 (Exh. KeySpan-5, at 1). Under the Management Services Agreement, NEGM will act on KeySpan’s behalf as the administrative agent for all purposes under, and with respect to, the Company’s Sales Agreements with EnCana (Exh. KeySpan-l, at 2). The functions that NEGM shall perform under the Management Services Agreement include, among others, the following: (1) receive notices from KeySpan of the Company’s Scheduled Contract Quantities (“SCQ”) pursuant to the Sales Agreements; (2) transmit to KeySpan all notices received from EnCana under the Sales Agreements; (3) maintain records of quantities and total heating value of gas sold by EnCana and transportation volumes allocated at the Niagara check meter by TGP; (4) analyze and reconcile the nominated and received gas volumes; (5) coordinate reofferings of gas not nominated by KeySpan to other companies in the consortium; (6) notify KeySpan of the effective monthly Contract Price and, when applicable, the effective Reference Price under the Sales Agreements; (7) coordinate meetings of the consortium, EnCana and TGP, and any other appropriate parties, as may be necessary to discuss and resolve operational, commercial and regulatory issues; and (8) remit sums due and owing by KeySpan to EnCana and third parties under the Sales, Agency and Management Services Agreements (Exh. KeySpan-3, at 2-3).

         The Management Services Agreement becomes effective on the date on which the Company’s Sales Agreements become effective (i.e., January 15, 2003) and shall continue in full force and effect until the termination of the Sales Agreements (Exh. KeySpan-5, at 7-8). However, KeySpan has the right to terminate the Agreement under specified conditions (id.). The Management Services Agreement can also be renewed (Exh. KeySpan-3, at 6).

D.    The Request for Proposals Process

         The Boundary Renewal Working Group (“Working Group”) issued a joint RFP for a replacement gas supply to thirteen potential bidders on November 21, 2001 (Exh. KeySpan-l, at 10; Exh. KeySpan-7, at 1). The objective of the RFP was “to secure a reliable, competitive replacement gas supply for interested Boundary customers.” (Exh. KeySpan-l, at 9). The estimated total replacement volumes was between 60,000 to 72,280 Dth per day (id. at 11). The Working Group encouraged bids with a range of volume options that would provide delivery flexibility; bids with multiple terms and pricing options; bids based on a 100 percent take, or base load; and bids that included first of the month flexibility (id.). The Working Group gave bidders “the opportunity to ask questions or seek clarification of the R.F.P.‘s objectives” (id. at 12). The deadline for the submission of bids was December 20, 2001 (id. at 10). At the close of the solicitation process, nine suppliers submitted bids and four suppliers elected not to participate in the RFP process (id. at 10-11). The Working Group found one of the bids submitted to be “incomplete and non-responsive that it was eliminated from further consideration” (id.).

         KeySpan states that the Working Group selected PanCanadian Energy Services (PCES)6 (i.e., EnCana) as the winning bid based on a comprehensive evaluation and weighting of the following price and non-price factors and further negotiation: (1) price of the service offered (30%); (2) security of supply (35%); (3) bid flexibility (20%); and (4) rating of supplier (15%) (Exh. KeySpan-1, at 13). The Company states that it was “not aware of any bidder complaints or concerns with respect to the Working Group’s solicitation and evaluation process.” (id. at 12).

III.    POSITIONS OF THE PARTIES

A.    DOER

         DOER recommends that the Department approve the Sales Agreement that KeySpan entered into with EnCana in this proceeding (DOER Brief at 1). DOER, however, suggests that KeySpan be required to include in its distribution gas tariff, Terms and Conditions, a condition that the Company hold annual face-to-face meetings with marketers to discuss its resource portfolio, resource plans, and any future supply and capacity resource decisions (id., at 1-3). DOER notes that although KeySpan sent out the mandatory letter to marketers advising them of upcoming decisions, the Company received little or no input from marketers regarding the replacement contract and the disposition of the TGP capacity. DOER alleges that the lack of response is because the letters sent to marketers did not reach the appropriate people at the marketing companies. (id. at 2, citing Exh. DOER 1-7). DOER believes that face-to-face meetings between the Company and marketers will improve the flow of information among the parties (id.).

6 EnCana Corporation was formed from the merger of PanCanadian Energy, the parent company of PCES, and AEC Oil & Gas Company (Exh. KeySpan-1, at 15).

         DOER did not submit any objection to the Agency Agreement, the Management Services Agreement, or the Joint Request For Proposals process regarding its fairness, openness, or transparency.

B.    KeySpan          With regard to the Agency and Management Services Agreements, KeySpan states that it did not conduct a separate solicitation with respect to the NEGM services because the Company believed that “the amount agreed upon between the distribution company and the affiliated company . . . is not excessive.” (KeySpan Brief at 2). The Company determined that NEGM was uniquely qualified to provide the administrative services required by the Gas Sales Agreements (Exh. DTE 1-2; Exh. DTE 1-3). Accordingly, the Company requests that the Department find the renewal process with NEGM to be appropriate because it remains the same as the current fee, which is the same as under the Boundary contract and was established in an arms-length negotiation among numerous LDCs (KeySpan Brief at 18).

         KeySpan states that since the Company already hosts an annual supplier meeting, it would not object to DOER’s suggestion to amend the Company’s Terms and Conditions (KeySpan Brief at 8-9).

         Finally, the Company argues that the EnCana contracts will work to the benefit of marketers operating on its system since, unlike the Boundary contracts, the contracts currently under review do not contain commodity demand charges (KeySpan Brief at 8).

IV.    STANDARD OF REVIEW

         In evaluating a gas utility’s resource options for the acquisition of commodity resources as well as for the acquisition of capacity under Section 94A, the Department examines whether the acquisition of the resource is consistent with the public interest. Commonwealth Gas Company, D.P.U. 94-174-A at 27 (1996). In order to demonstrate that the proposed acquisition of a resource that provides commodity and/or incremental resources is consistent with the public interest, an LDC must show that the acquisition (1) is consistent with the company’s portfolio objectives, and (2) compares favorably to the range of alternative options reasonably available to the company and its customers, including releasing capacity to customers migrating to transportation, at the time of the acquisition or contract negotiation. Id.

         In establishing that a resource is consistent with the company's portfolio objectives, the company may refer to portfolio objectives established in a recently approved resource plan or in a recent review of supply contracts under G.L. c. 164,ss. 94A, or may describe its objectives in the filing accompanying the proposed resource. Id. In comparing the proposed resource acquisition to current market offerings, the Department examines relevant price and non-price attributes of each contract to ensure a contribution to the strength of the overall supply portfolio. Id. at 28. As part of the review of relevant price and non-price attributes, the Department considers whether the pricing terms are competitive with those for the broad range of capacity, storage, and commodity options that were available to the LDC at the time of the acquisition, as well as those opportunities that were available to other LDCs in the region. Id. In addition, the Department determines whether the acquisition satisfies the LDC's non-price objectives, including, but not limited to, flexibility of nominations and reliability and diversity of supplies. Id. at 29.

--- V.    ANALYSIS AND FINDINGS

A.    The Request for Proposals Process

         The Department notes that the bid solicitation and evaluation process followed by KeySpan and the Working Group in this proceeding was similar to the process approved in recent proceedings. See Boston Gas Company, D.T.E. 99-76, at 20-22; The Berkshire Gas Company, D.T.E. 02-19, at 11 (2002); The Berkshire Gas Company, D.T.E. 01-41, at 14 (2001). In determining whether the RFP process was fair, open, and transparent, the Department fines that potential bidders were notified on the specifics of how each bid would be evaluated. Specifically, the evaluation process was clearly stated to each potential bidder, evaluation criteria were provided, and there was an opportunity for bidders to request clarification from the Working Group on both the evaluation criteria and the RFP process itself. In addition, the bids were evaluated and the winning bid was selected based on the criteria set forth in the RFP. Thus, the Department finds that the RFP process was transparent.

         The Department notes that it has received no objections from potential bidders to indicate that a bidder was unfairly excluded from initial consideration or that a bid was unfairly evaluated. Accordingly, the Department finds that the RFP process as entered into by KeySpan and the Working Group was fair and open. Having found that the RFP process was conducted in a fair, open, and transparent manner, the Department approves the RFP process as appropriately conducted. Finally, our review of the responses to the RFPs indicates that the Company’s proposal compare favorably to current market offerings considering price and non-price factors, as well as existing market conditions facing the Company at the time of the execution of the Agreement.

B.  Sales Agreements

         The Department’s review of KeySpan’s proposal indicates that the Sales Agreements are consistent with the Company’s resource portfolio objectives presented in the Company’s most recent Forecast and Supply Plan in KeySpan Energy Delivery New England, D.T.E. 01-105, which is currently under review.7 Under the proposed Sales Agreements, EnCana will provide KeySpan with 10,758 Dth/day to Boston Gas Company and 1,661 Dth/day to Essex Gas Company, on a firm basis, to replace a Boundary resource which expires on January 15, 2003. The replacement resource will enable the Company to continue to provide reliable service to its customers.

         The competitive solicitation process which led to the selection of EnCana as the winning bid ensured that KeySpan obtained a least-cost resource consistent with its portfolio objectives. The EnCana resource compares favorably to the range of alternatives reasonably available to the Company and its customers at the time of the agreement and enhances the supply diversity and stability attributes of the Company’s resource portfolio. Furthermore, KeySpan’s participation in the Working Group ensured that the Company enjoyed substantial economies of scale in securing a least-cost replacement resource.

         The Department finds that the Sales Agreements are consistent with the Company’s resource portfolio objectives and compares favorably to the range of alternatives reasonably available to the Company and its customers at the time of the agreement. Accordingly, the Department finds that the Sales Agreement is consistent with the public interest, and we approve the Company’s proposal.

C.  Agency and Management Services Agreements

         The services to be performed under the Agency and Management Services Agreements are necessary and consistent with KeySpan's portfolio objectives established in the Company's Forecast and Supply Plan in D.T.E. 01-105, which is currently under review.

7 KeySpan’s 2001 filing is the first encompassing all three Massachusetts subsidiaries. Therefore, there is no “previous” Forecast and Supply Plan that we can refer to and establish consistency with.

         NEGM has had a long working relationship with the Working Group dating back to over 20 years, and that NEGM has substantial Canadian gas contracting expertise. Furthermore, the services that NEGM shall provide under these Agreements are a continuation of the services that NEGM currently provides to the Company under the Boundary agreement. NEGM has offered to continue to provide these services at the same rate that it now charges under the Boundary agreement.

         Because of these reasons, the Department approves the Agency and Management Services Agreements in this proceeding. The Department, however, directs KeySpan to conduct a separate solicitation to test the market to see what other offerings it could get before renewing these Agreements with NEGM. Alternatively, prior to renewing the Agency and Management Services Agreements, KeySpan could provide evidence to show that there is no other entity that is capable of providing similar services as NEGM.

D.  DOER’s Concerns

         Regarding DOER’s suggestion to amend the Company’s Terms and Conditions to mandate annual meetings with marketers, the Department finds that such a change is beyond the scope of this proceeding, and therefore rejects it. In Gas Unbundling, D.T.E. 98-32-B (1999), the Department requested the Massachusetts Gas Unbundling Collaborative (“Collaborative”) to develop a mechanism to include affected parties in LDC capacity management decisions. The Collaborative is the appropriate forum to address whether a revision to the Terms and Conditions is appropriate for all LDCs. Further, the Department finds that opportunities currently exist for marketers and other affected parties to participate in capacity management decisions. In particular, marketers have the opportunity to intervene in the Forecast and Resource Plans submitted by the LDCs pursuant to G.L.c. 164, § 691, as well as capacity and commodity acquisition proceedings submitted pursuant to G.L.c. 164, § 94A.

V.    ORDER

         Accordingly, after due notice, hearing, and consideration, it is hereby

         ORDERED: That the gas sales agreements with EnCana Corporation and agency agreement and management services agreement with Northeast Gas Markets LLC Gas are APPROVED. These contracts are: (1) gas sales agreements between KeySpan Energy Delivery New England and EnCana Corporation; (2) an agency agreement between

KeySpan Energy Delivery New England and Northeast Gas Markets LLC; and (3) a management services agreement between KeySpan Energy Delivery New England and Northeast Gas Markets LLC.

                                        By Order of the Department,

                                        _______________________________________
                                        Paul B. Vasington, Chairman

                                        _______________________________________
                                        James Connelly, Commissioner

                                        _______________________________________
                                        W. Robert Keating, Commissioner

                                        _______________________________________
                                        Eugene J. Sullivan, Jr., Commissioner

                                        _______________________________________
                                        Deirdre K. Manning, Commissioner
A true copy Attest:

MARY L. COTTRELL Secretary Appeal as to matters of law from any final decision, order, or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order, or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order, or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5 Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).